LIFEZONE METALS LIMITED

Commerce House, 1 Bowring Road, Ramsey, Isle of Man, IM8 2TF

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-0001

Attn:	Steve Lo
Craig Arakawa
John Coleman
Anuja A. Majmudar
Irene Barberena-Meissner

Lifezone Metals Limited

Registration Statement on Form F-4

Originally Filed April 17, 2023

File No. 333-271300

June 9, 2023

To the addressees set forth above:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), Lifezone Metals Limited (the “Company”) hereby requests that the effective date of the above referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act by 4:00 p.m. (New York City time) on June 9, 2023, or as soon as practicable thereafter.

In connection with this request, the Company acknowledges its obligations under the Securities Act.

* * *

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Ryan J. Maierson at 713.546.7420 or ryan.maierson@lw.com. The Company hereby authorizes Ryan J. Maierson to orally modify or withdraw this request for acceleration.

Very truly yours, Lifezone Metals Limited

By:	/s/ Robert Burton
Name:	Robert Burton, for and on behalf of Mooragh (BVI) Limited
Title:	Director

cc:

Ryan J. Maierson

Nick S. Dhesi

Latham & Watkins LLP

Richard Hall

Alyssa Caples

G.J. Ligelis Jr.

Cravath, Swaine & Moore LLP